Exhibit 12

OWENS-ILLINOIS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Nine months ended September 30,
	2012	2011

Earnings from continuing operations before income taxes	$476	$373
Less: Equity earnings	(47)	(52)
Add: Total fixed charges deducted from earnings	191	250
Dividends received from equity investees	41	38
Earnings available for payment of fixed charges	$661	$609

Fixed charges

Interest expense	$187	$246
Portion of operating lease rental deemed to be interest	4	4
Total fixed charges deducted from earnings and fixed charges	$191	$250

Ratio of earnings to fixed charges	3.5	2.4